Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-163632

Pricing Supplement dated February 22, 2010 (To the Prospectus dated January 11, 2010; Prospectus Supplement dated January 11, 2010; and Product Prospectus Supplement dated January 11, 2010)

$4,452,000 Reverse Convertible Notes due May 28, 2010 Linked to the Common Stock of a Single Reference Stock Issuer

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus January 11, 2010, the product prospectus supplement dated January 11, 2010 and the prospectus supplement dated January 11, 2010.

General:	This pricing supplement relates to seven (7) separate Reverse Convertible Notes (“RevCons”) offering. The Notes offered hereby are collectively referred to as the “Notes”.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series D

Pricing Date:	February 22, 2010

Issuance Date:	February 26, 2010

Valuation Date:	May 24, 2010

Maturity Date:	May 28, 2010

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Deposit Currency	U.S. Dollars

Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)

Coupon Payment Date (s):
The coupon will be paid on the 26th day of each month, unless that day is not a business day, in which case the coupon payment date will be the following day that is a business day.  The final coupon will be paid on the Maturity Date.

RevCon No.	Principal Amount	Reference Stock	Monitoring Method	Ticker	Coupon Rate	Strike Price	Barrier Price	Term	CUSIP

1867	$400,000	ATP Oil & Gas Corporation	Final Valuation Date Monitoring	ATPG	13.00%	$17.69	$11.50	3 month	78008HYU8
1868	$839,000	United States Steel Corporation	Close of Trading Day Monitoring	X	17.50%	$53.50	$37.45	3 month	78008HYV6
1869	$1,411,000	Ford Motor Company	Close of Trading Day Monitoring	F	11.75%	$11.21	$7.85	3 month	78008HYW4
1870	$790,000	Palm, Inc.	Close of Trading Day Monitoring	PALM	27.50%	$9.11	$5.01	3 month	78008HYX2
1871	$382,000	Las Vegas Sands Corp.	Close of Trading Day Monitoring	LVS	13.60%	$16.52	$10.74	3 month	78008HYY0
1872	$327,000	DryShips Inc.	Close of Trading Day Monitoring	DRYS	14.75%	$5.65	$3.67	3 month	78008HYZ7
1873	$303,000	ATP Oil & Gas Corporation	Close of Trading Day Monitoring	ATPG	13.75%	$17.69	$9.73	3 month	78008HZA1

Term:	As set forth above

Initial Share Price:	The price of the Reference Stock on the Pricing Date, as quoted on the principal national securities exchange (or any successor) on which that security is listed for trading.

Final Share Price:	The price of the Reference Stock on the Valuation Date, as quoted on the principal national securities exchange (or any successor) on which that security is listed for trading.

Payment at Maturity (if held to maturity):	For each $1,000 Principal Amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless:

(i) the Final Stock Price is less than the Initial Stock Price; and

(ii) (a) for notes subject to Intra-Day Monitoring, at any time during the Monitoring Period, the trading price of the Reference Stock is less than the Barrier Price, or

(b) for notes subject to Close of Trading Day Monitoring, on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Barrier Price.

If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the Principal Amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value thereof.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

Investors in these Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:	From and excluding the Pricing Date to and including the Valuation Date for Notes except for RevCon #1867 where the Monitoring Period is the Final Valuation Date only.

Monitoring Method:
Close of Trading Day throughout the Monitoring Period, except for RevCon #1867. For RevCon #1867, the Calculation Agent will determine whether the Reference Stock is below the Barrier Price at the close of trading on the Final Valuation Date.

Physical Delivery Amount:
For each $1,000 Principal Amount, a number of shares of the Reference Stock equal to the Principal Amount divided by the Initial Share Price.  If this number is not a round number then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of their Notes prior to maturity may be less than the Principal Amount of such Notes.

Calculation Agent:	The Bank of New York

Listing:	None

Settlement:	DTC global notes

Terms Incorporated In the Master Note
All of the terms appearing above the item captioned “Secondary Market” on the cover page of this pricing supplement and the terms appearing under the caption “Specific Terms of the Reverse Convertible Notes” in the product supplement with respect to reverse convertible notes dated January 11, 2010.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific To Your Notes” beginning on page PS-1 of the product prospectus supplement dated January 11, 2010 and “Selected Risk Considerations” in this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities  laws of Hong Kong) will be issued other than with respect to Notes which are  or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you will experience an immediate and substantial decline in the value of your Notes on the issue date.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada

RevCon#1867	100%	2.00%	98.00%
	$400,000	$8,000	$392,000

RevCon#1868	100%	1.25%	98.75%
	$839,000	$10,487.50	$828,512.50

RevCon#1869	100%	1.25%	98.75%
	$1,411,000	$17,637.50	$1,393,362.50

RevCon#1870	100%	1.25%	98.75%
	$790,000	$9,875	$780,125

RevCon#1871	100%	1.25%	98.75%
	$382,000	$4,775	$377,225

RevCon#1872	100%	1.25%	98.75%
	$327,000	$4,087.50	$322,912.50

RevCon#1873	100%	1.25%	98.75%
	$303,000	$3,787.50	$299,212.50

RBC Capital Markets Corporation
February 22, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 11, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement dated January 11, 2010, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

•	Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

•	Product Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000082/m110100424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only.  Assumptions in each of the examples are purely fictional and do not relate to any actual Reference Stock performance.  The hypothetical terms do not represent the terms of an actual Note and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the Reference Stock performance.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), assuming an Initial Share Price of $100, a Barrier Price of 65% and an initial investment of $1,000. Hypothetical Final Share Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Share Price and no market disruption events. The second column shows the Payment at Maturity (as a percentage of the Principal Amount) in the case where the market price of the Reference Stock does not fall below the Barrier Price at any time during the Monitoring Period. The third column shows the Payment at Maturity (as a percentage of the Principal Amount) in the case where the market price of the Reference Stock does fall below the Barrier Price during the Monitoring Period.  The fourth column shows the Physical Delivery Amount as a number of shares of the Reference Stock. The fifth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

Hypothetical Final Share Price	If the closing market price of the Reference Stock does not fall below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	If the closing market price of the Reference Stock falls below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$200	100.00%	100.00%	n/a	n/a
$175	100.00%	100.00%	n/a	n/a
$150	100.00%	100.00%	n/a	n/a
$125	100.00%	100.00%	n/a	n/a
$100	100.00%	100.00%	n/a	n/a
$90	100.00%	Physical or Cash Delivery Amount	10	$900
$80	100.00%	Physical or Cash Delivery Amount	10	$800
$70	100.00%	Physical or Cash Delivery Amount	10	$70
$65.00	100.00%	Physical or Cash Delivery Amount	10	$650
$64.50	n/a	Physical or Cash Delivery Amount	10	$645
$50	n/a	Physical or Cash Delivery Amount	10	$500
$40	n/a	Physical or Cash Delivery Amount	10	$400
$0.00	n/a	Physical or Cash Delivery Amount	10	$0.00

The payments at maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous.  The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical payments at maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement dated January 11, 2010.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying product prospectus supplement dated January 11, 2010.

Selected Purchase Considerations

•
Market Disruption Events and Adjustments —The Payment at Maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement dated January 11, 2010.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Reverse Convertible Notes—Consequences of Market Disruption Events” in the product prospectus supplement dated January 11, 2010.

•	Principal At Risk — Investors in these Notes could lose some or a substantial value of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

•	Certain U.S. Federal Income Tax Considerations:

•
RevCon 78008HYU8 (ATPG):  0.25% of each stated interest payment (13.00% in total) will be treated as an interest payment and 12.75% of each stated interest payment (13.00% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008HYV6 (X):  0.25% of each stated interest payment (17.50% in total) will be treated as an interest payment and 17.25% of each stated interest payment (17.50% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008HYW4 (F):  0.25% of each stated interest payment (11.75% in total) will be treated as an interest payment and 11.50% of each stated interest payment (11.75% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008HYX2 (PALM):  0.25% of each stated interest payment (27.50% in total) will be treated as an interest payment and 27.25% of each stated interest payment (27.50% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008HYY0 (LVS):  0.25% of each stated interest payment (13.60% in total) will be treated as an interest payment and 13.35% of each stated interest payment (13.60% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008HYZ7 (DRYS):  0.25% of each stated interest payment (14.75% in total) will be treated as an interest payment and 14.50% of each stated interest payment (14.75% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008HZA1 (ATPG):  0.25% of each stated interest payment (13.75% in total) will be treated as an interest payment and 13.50% of each stated interest payment (13.75% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

For further discussion of the tax consequences applicable to an investor, please see the accompanying prospectus dated January 11, 2010, prospectus supplement dated January 11, 2010 and product prospectus supplement dated January 11, 2010.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement dated January 11, 2010.  In addition to the risks described in the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 11, 2010, you should consider the following:

•
You May Lose Some or All of Your Principal Amount — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Stock directly.  If the Reference Stock performance is not positive, you may receive a payment at maturity of less than the Principal Amount of your Notes.

•
The Inclusion in the Purchase Price of the Notes of A Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

Information Regarding the Issuers of the Reference Stocks

The Reference Stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

•
ATP Oil & Gas Corporation acquires and develops natural gas and oil properties, and produces natural gas and crude oil, primarily in the outer continental shelf of the Gulf of Mexico.  The Company concentrates on proven undeveloped reserves which have not been strategic to major oil and gas exploration companies.  ATP also operates in the shallow waters of the Gulf of Mexico and in the North Sea.

o	Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-32647

•
DryShips Inc. owns and operates drybulk carriers.  Commodities transported by the Company consist of major bulks, which include iron ore, coal, and grain, and minor bulks such as bauxite, phosphate and steel products. The Company also owns Ultra Deep Water Rigs.

o	Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-33922

•	Ford Motor Company designs, manufactures, and services cars and trucks. The Company also provides vehicle-related financing, leasing, and insurance through its subsidiary.

o	Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-03950

•
Las Vegas Sands Corp. owns and operates the Venetian Casino Resort and the Sands Expo and Convention Center in Las Vegas, Nevada, and the Sands Macao Casino in Macau, China.  The Company is also in the process of developing the Palazzo Casino Resort in Las Vegas and the Macao Venetian Casino Resort in Macau.  Las Vegas Sands is also seeking to develop gaming properties in other countries.

o	Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-32373

•
Palm, Inc. provides mobile computing products through Internet, retail, reseller, and wireless operator channels throughout the world.  The Company also sells its products through its own retail and online stores.  The Company's products include smartphones, mobile managers, handheld computers, and software and accessories.

o	Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-29597

•
United States Steel Corporation is an integrated steel producer with production operations in North America and Europe. The Company's operations include coke production in both North America and Europe and iron ore pellets in North America, transportation services (railroad and barge operations), real estate operations, and engineering and consulting services in North America.

o	Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-16811

Historical Information

The graphs below set forth the historical performance of each Reference Stock.  In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock.  The information provided in each table is for the four calendar quarters of 2006, 2007, 2008, and 2009 as well as for the period from January 1, 2010 through February 22, 2010.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the price of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

Period- Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	44.05	36.05	43.91
4/1/2006	6/30/2006	49.7	35.04	41.93
7/1/2006	9/29/2006	43.3	35.35	36.94
9/30/2006	12/29/2006	47.29	34.16	39.57

1/1/2007	3/30/2007	43.65	35.15	37.6
3/31/2007	6/29/2007	49	37.46	48.64
6/30/2007	9/28/2007	49.39	38.44	47.03
9/29/2007	12/31/2007	57.58	43.19	50.54

1/1/2008	3/31/2008	52.25	28.88	32.72
4/1/2008	6/30/2008	47.35	26.54	39.47
7/1/2008	9/30/2008	41.5	16.16	17.81
10/1/2008	12/31/2008	18.72	3.89	5.85

1/1/2009	3/31/2009	7.92	2.75	5.13
4/1/2009	6/30/2009	10.2	4.81	6.96
7/1/2009	9/30/2009	22.9899	5.22	17.89
10/1/2009	12/31/2009	21.87	14.4	18.28

1/1/2010	2/22/2010	20.57	12.72	17.69

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Period- Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	13.84	9.9	10.58
4/1/2006	6/30/2006	11.25	8.5	10.79
7/1/2006	9/29/2006	14.89	10.28	13.4
9/30/2006	12/29/2006	18.06	12.63	18.01

1/1/2007	3/30/2007	23.67	16.85	22.53
3/31/2007	6/29/2007	44.75	22.66	43.38
6/30/2007	9/28/2007	93.37	43.51	90.8401
9/29/2007	12/31/2007	131.34	69.616	77.4

1/1/2008	3/31/2008	88.49	48.21	59.91
4/1/2008	6/30/2008	116.43	58.64	80.18
7/1/2008	9/30/2008	81.49	30.52	35.49
10/1/2008	12/31/2008	38.87	3.04	10.66

1/1/2009	3/31/2009	17.35	2.72	5.09
4/1/2009	6/30/2009	11.48	4.35	5.78
7/1/2009	9/30/2009	7.99	4.9	6.63
10/1/2009	12/31/2009	7.62	5.66	5.82

1/1/2010	2/22/2010	6.95	5.06	5.65

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Period- Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	8.96	7.39	7.96
4/1/2006	6/30/2006	8.05	6.17	6.93
7/1/2006	9/29/2006	9.48	6.06	8.09
9/30/2006	12/29/2006	9.19	6.85	7.51

1/1/2007	3/30/2007	8.97	7.43	7.89
3/31/2007	6/29/2007	9.7	7.67	9.42
6/30/2007	9/28/2007	9.64	7.49	8.49
9/29/2007	12/31/2007	9.24	6.65	6.73

1/1/2008	3/31/2008	6.94	4.95	5.72
4/1/2008	6/30/2008	8.79	4.46	4.81
7/1/2008	9/30/2008	6.33	4.17	5.2
10/1/2008	12/31/2008	4.95	1.01	2.29

1/1/2009	3/31/2009	2.99	1.5	2.63
4/1/2009	6/30/2009	6.54	2.4	6.07
7/1/2009	9/30/2009	8.86	5.24	7.21
10/1/2009	12/31/2009	10.37	6.61	10

1/1/2010	2/22/2010	12.14	10.0455	11.21

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Period- Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	58.03	38.44	56.66
4/1/2006	6/30/2006	78.9	54.68	77.86
7/1/2006	9/29/2006	77.86	57.6801	68.35
9/30/2006	12/29/2006	97.25	66.06	89.48

1/1/2007	3/30/2007	109.45	81	86.61
3/31/2007	6/29/2007	91.93	71.24	76.39
6/30/2007	9/28/2007	142.75	75.56	133.42
9/29/2007	12/31/2007	148.76	102.5	103.05

1/1/2008	3/31/2008	105.38	70	73.64
4/1/2008	6/30/2008	83.13	45.3	47.44
7/1/2008	9/30/2008	59.17	30.56	36.11
10/1/2008	12/31/2008	37	2.89	5.93

1/1/2009	3/31/2009	9.15	1.38	3.01
4/1/2009	6/30/2009	11.84	3.08	7.86
7/1/2009	9/30/2009	20.73	6.32	16.84
10/1/2009	12/31/2009	18.84	12.95	14.94

1/1/2010	2/22/2010	19.12	14.88	16.52

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Period- Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	23.32	16	23.16
4/1/2006	6/30/2006	24.91	15.98	16.1
7/1/2006	9/29/2006	16.55	13.88	14.56
9/30/2006	12/29/2006	16.84	13.41	14.09

1/1/2007	3/30/2007	19.5	13.54	18.13
3/31/2007	6/29/2007	18.58	15.45	16.0199
6/30/2007	9/28/2007	17.25	13.52	16.27
9/29/2007	12/31/2007	19.23	5.24	6.34

1/1/2008	3/31/2008	7.06	4.21	5
4/1/2008	6/30/2008	7.36	4.96	5.39
7/1/2008	9/30/2008	8.94	5	5.97
10/1/2008	12/31/2008	6.5	1.14	3.07

1/1/2009	3/31/2009	9.51	3.0201	8.59
4/1/2009	6/30/2009	16.74	8.4	16.58
7/1/2009	9/30/2009	18.09	12.36	17.46
10/1/2009	12/31/2009	17.4	9.6	10.03

1/1/2010	2/22/2010	14.17	9.1	9.11

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Period- Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	64.47	48.05	60.68
4/1/2006	6/30/2006	77.77	56.15	70.12
7/1/2006	9/29/2006	70.66	53.63	57.68
9/30/2006	12/29/2006	79.01	54.18	73.14

1/1/2007	3/30/2007	101.6	68.83	99.17
3/31/2007	6/29/2007	127.26	99.07	108.75
6/30/2007	9/28/2007	116.37	74.41	105.94
9/29/2007	12/31/2007	121.12	85.05	120.91

1/1/2008	3/31/2008	128.3	91.11	126.87
4/1/2008	6/30/2008	196	122	184.78
7/1/2008	9/30/2008	182.79	68.62	77.61
10/1/2008	12/31/2008	77.92	20.71	37.2

1/1/2009	3/31/2009	41.47	16.66	21.13
4/1/2009	6/30/2009	43.15	20.17	35.74
7/1/2009	9/30/2009	51.65	29.35	44.37
10/1/2009	12/31/2009	58.19	33.25	55.12

1/1/2010	2/22/2010	66.45	42.32	53.5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about Febraury 26, 2010, which is the fourth (4th) business day following the Pricing Date (this settlement cycle being referred to as “T+4”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

Supplemental Discussion of Canadian Tax Consequences

The following section supplements the tax discussion under the accompanying prospectus dated January 11, 2010, prospectus supplement dated January 11, 2010 and product prospectus supplement dated January 11, 2010 and is subject to the limitations and exceptions set forth therein.  This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus).

Based on the current administrative practices and policies of the Canada Revenue Agency, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the “Act”) to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm’s length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

Anti-dilution Adjustments

Anti-dilution adjustments shall be determined according to “General Terms of the Reverse Convertible Notes—Anti-dilution Adjustments” beginning on page PS-10 of the product prospectus supplement dated January 11, 2010, except that, in connection with reverse stock splits, the Initial Reference Stock Price will not be adjusted, unless the reverse stock split occurs after the Pricing Date and on or before the Valuation Date.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter.  This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

Royal Bank of Canada

Senior Global Medium-Term Notes, Series D

Reverse Convertible Notes due May 28, 2010

February 22, 2010